

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2009

Dr. Ricardo Moro-Vidal
Chief Executive Officer
7080 River Road
Suite 215
Richmond, British Columbia V6X 1X5
Canada

> **Re:** **BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)**
> **Amendment Nos. 4 and 5 to Registration Statement on Form S-1**
> **Filed December 22, 2009**
> **File No. 333-162345**

Dear Dr. Moro-Vidal:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2009 Management Options, page 51

1.　　We note from your revisions here in response to prior comment 4 that the exercise price of the options you intend to grant will be equal to the "fair market value" of a share of your common stock on the date of the grant. Given your response to prior comment 8 in our letter to you dated October 30, 2009 and disclosure regarding the offering price of the units relative to the last sales price of your common stock, it appears that the "fair market value" and exercise prices you mention will be below the market price of your common stock. If so, please revise to state so directly.

Exhibit 23.1

2.   Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, accounting branch chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq.—Morse, Zelnick, Rose & Lander, LLP